Via Facsimile and U.S. Mail
Mail Stop 6010

May 7, 2008

Mr. James M. Frates
SVP, CFO, and Treasurer
Alkermes, Inc.
88 Sidney Street
Cambridge, MA 02139-4234

Re: Alkermes, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2007
Form 10-Q for the Quarter ended December 31, 2007
File No. 001-14131

Dear Mr. Frates:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton Tartar
Accounting Branch Chief